
December 11, 2023

Matthew R. A. Heiman
Chief Legal & Administrative Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, UT 84043

> **Re: Waystar Holding Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 29, 2023**
> **File No. 333-275004**

Dear Matthew R. A. Heiman:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 24, 2023 letter.

Amendment No. 3 to Form S-1 filed November 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

1. We note based on your disclosure on pages 115 to 122, that you expect to award IPO equity awards and other new compensation awards in connection with this offering. Please disclose the expected future expense that will result once this offering is effective. Disclose when that expense is expected to affect your results of operations.

Please contact Inessa Kessman at 202-551-3371 or Joseph Cascarano at 202-551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Brentani, Esq.